

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2020

Ke Chen
Chief Financial Officer
ReneSola Ltd
850 Canal Street, 3rd Floor
Stamford, CT 06902

Re: ReneSola Ltd
Registration Statement on Form F-3
Filed August 3, 2020
File No. 333-240293

Dear Mr. Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David T. Zhang, Esq.